SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549



03029206

Madrid, July 2003 SUPPL

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1- The Company submits its Internal Code of Behaviour, filed with the C.N.M.V. dated on 06/17/2003.

EXHIBIT 2.- The Company informs of the appointment of Mr. Ignacio Cuesta-Gil as a member of the Board of Directors, filed with the C.N.M.V. dated on 07/24/2003.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

Igor Albiol
Controller Director

03 AUG 12 AM 7:21

dlw 8/12

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 06/17/2003 **Outstanding fact number: 42660**

The company submits information about its Internal Code of Behaviour.

Madrid June 13th, 2003

Dear Sirs:

Please find attach the Internal Code of Behaviour of the Company Tele Pizza S.A. with my commitment as the Board Member Secretary of the Company, guaranteeing the update of this Internal Code as well as the commitment of its content to make it known, understood and accepted by all the relevant people within the organization.

The content of this Regulation is going to be inserted in the TelePizza web site (www.telepizza.es) from next Tuesday June 17th, 2003.

If you should have any question or comments, we are at your disposal.

Yours Sincerely,

By: D. Javier Gaspar Pardo de Andrarde
Board Member Secretary
Tele Pizza, S.A.

INTERNAL CODE OF BEHAVIOUR CONNECTED WITH SECURITIES MARKET OF TELE PIZZA, S.A.

1 Introduction

This Internal Code of Behaviour of TELE PIZZA, S.A. is approved within the actions that the Company is undertaking with the double finality of giving simultaneous satisfaction, on one hand, to the normative modifications introduced by the Law on the Reform of the Financial System 44/2002 dated on November 22nd in relation with the treatment of Outstanding Information and Privileged Information. And, on the other hand, give satisfaction to the recommendations formulated on the Especial Committee Code and the Aldama Code, dated on January 8th 2003, in the area where these recommendations affect to the present internal regulation of the Company in relation with the securities market.

The regulation explained in this Code establishes without prejudice to others laws about securities market and without prejudice to other laws like articles of association or regulations that have been established or can be established in the future by the Company.

The present Internal Code of Behaviour substitutes the previous Internal Code of the Company. This code was approved on May 2000 and has being object of the Board of Directors of TELE PIZZA, S.A. at the meeting dated on May 27- 2003 and submitted to de CNMV like it is stated in the article 3.4 of Decreed Law 629/1993.

2 Definitions.

For this Code, the followings terms have this meaning:

"Managing Directors and Directors of TELEPIZZA Group" are the members of the Board of Directors, of any company of the TelePizza Group, including Managing Directors, their permanent representatives in the case of a corporate entity, Board Member Secretary or Vice-Secretary and Legal , as well as Directors and Deputy General Director and Directors of the Department.

"Independent Advisers" are corporate entities or natural people that provide financial, legal, consultancy or audit services or others similar services to any company of Tele Pizza Group.

"Confidential Documents". The written material, computerized or others which object is confidential information.

"Tele Pizza Group" includes TELE PIZZA, S.A. and any subsidiary depending and belonging to the same group as is explained in the article 4 of Law 24/1988 dated on July 28 of Securities Market.

"Significant Events" is all act or decision which can affect in a sensitive way the quotation of securities like is stated in the article nº 82 of the Law 24/1998, dated on July 28, from Securities Market or regulations that complement or substitute this law.

"Privileged Information" is any information in reference directly or indirectly to the Securities. That is not known or to which there is not the free public access, and, if it would become public information would affect the quotation in a sensitive way like it is stated in the article nº 81 of the Law 24/1998 dated on July 28, from Securities Market.

"Persons related to the people subjected to this Internal Code" on compliance with the obliged people by the regulation of this Internal Code of Behaviour: (i) their partner except in relation with the operations which affect to its privative assets; (ii) their children under age, affected to their paternal authority and person legally of age who depends economically from them, living or not with them; (iii) the companies controlled in the sense of article nº 4 of the Law 24/1998, of Securities Market; and (iv) any other person or entity that acts on behalf of them.

"Securities" are any fixed income securities or equity securities issued by any society of Tele Pizza Group that are quoted on the Exchange Market or on secondary markets.

3. Scope of application.

Unless the contrary is stated, this Internal Code of Behaviour is applicable to:
(a) Managing Directors and Directors of Tele Pizza Group;
(b) Independents if they work in areas that can be related direct or indirectly with the previsions contained in itself;
(c) any different person of those mentioned before , when it is exceptionally decided by the Chairman of Board of Directors or the Chief Executive Officer of TELE PIZZA, S.A. depending on specific situations.

The Board Member Secretary of TELE PIZZA, S.A. will have the relation of the persons subjected to this Internal Code of Behaviour.

4. Actuation Regulation for the Securities Operations.

4.1 Generally, the persons subjected to this Code, when they realize on behalf of themselves a subscription operation, purchase or sell of Securities, ought to submit, a communication to the Board Member Secretary of TELE PIZZA, S.A. The communication should explain those operations, with the date, quantity of securities, price per action or bond and the balance at the end of month the 15 followings days at the end of each natural month.

The operations performed by persons related to the subjected people are equivalent to the ones performed by a person subjected to this Code, being compulsory to inform. In this case, the company should include in the semester's information as the law of the Security Market establishes in the article 35.2,

quantified information of all operations done by the Company with persons related to the subjected people.

4.2 The Board Member Secretary of TELE PIZZA, S.A. is obliged to keep filed the communications, notifications, and any other actuation related with the obligations included in this Regulation. The data include in this file are considered confidential. Periodically, the Board Member Secretary will ask for the confirmation of the securities balance that is included in the file.

4.3 The obligations explained in this section are established without prejudice to the obligation to communicate the purchase or sell of a significant amount of participations that is established in the article n°53 of the Law of Securities Market in the Real Decree 377/1991 dated on Mars 15 and the regulation of development.

5. Actuation Laws connected with Privileged Information.

5.1. General regulation about privileged information. - The people subjected to this Behaviour Code that have privileged information, will comply with the regulations established in the article n° 81 of the Law of Securities Market, in the documents of the CNMV and in this Regulation.

Particularly, the people subjected to this Internal Code of Behaviour that have any kind of Privileged Information, will refrain of execute on behalf of themselves or others, directly or indirectly, any of the followings acts:

(i) Prepare or execute any kind of operation in the Stock Market on the Securities or any other security, financial instrument or agreement of any kind, negotiated or not on the Secondary Market; that has as underlying value the said Securities;

(ii) Communicate any data or information related to the Privileged Information to third parties, except if as a part of their work, job or function accord to section 5.2 of this Regulation; and

(iii) Recommend to third parties that buy or sell Securities or make that another person buys or transfers them, based on Privileged Information.

5.2 Secret Phase In relation with the Privileged Information which is maintained under the secret phase because the Company hasn't adopted a final decision in relation with a Significant Event, because of being under study or negotiation, it is going to be applied the article n° 83 bis of the Law of Securities Market and the Internal Code of Behaviour as:

(a) Keep the secret: all the people subjected to this Code that have knowledge about the Privileged Information later the insider people should adopt the suitable measures to safeguard the reserved and secret treatment of the

Privileged Information and with the information and data relatives to it to the people who have access in order to:

(i) Limit to the maximum the insider people that can have access to the Privileged Information, noticing them about it, about the kind of the information, about their confidentiality and about the forbidden of its use. They will also try to keep this information inside or outside the Company only between the essential people.

(ii) Restrict the access to the places relatives to Privileged Information. To establish security measures for the access, reproduction and distribution of the information, restricting the access to those documents to anyone that is not an insider. The Company will apply in all cases the regulation relative to Confidential Documents established in this Internal Regulation of Behaviour.

(iii) To claim to any third parties that are not linked with this regulation but they are going to be insider, the signature of the Confidentiality Commitment according to the model that is attached like annexe number 1 and is taking part of this regulation.

(b) Follow-up of the security's quotation: The Board Member Secretary of TELE PIZZA, S.A., during the secret phase, will constantly follow-up the evolution of the security's quotation and the media news that could affect to the securities.
If the evolution, fluctuation or volume of trading are unusual and there are reasonable signs that indicate that the evolution is being by a premature, partial, or wrong communication of the operation, the Secretary to the Board of Directors, ought to submit a Relevant Fact, while the acceptance of the CEO. This relevant fact will inform in a clear and precised way of the operation in course is developing or it should include an advance of the information to submit without prejudice to the article nº 82.4 of the Law of Security Market.

(c) Premature or partial publicity: If the Board Member Secretary and the Chairman of the Board of Directors consider that the Privileged Information has been known in its totality or partially, they should proceed to confirm or deny the public information through the communication of a Significant Event to the CNMV.

The Board Member Secretary of TELE PIZZA, S.A. will keep a file with the Privileged Information which will include an updater file with the insider people (their names and dates that they had contact with the information) with access to the Confidential Documents like it is explained in the section 5.3. The file will also include the Confidentiality Commitment signed by the insiders like it is explained in section 5.2.

The previous regulation is going to be applied also in relation with Privileged Information that corresponds to Significant Events which has been object of an initial communication to the market until the complete or public communication of the Significant Event takes place.

5.3 Procedures for Confidential Documents. - The procedures are subjected to the following regulations:

(i) Marked. - Every Confidential Document should be marked clearly and exactly with the word "confidential".

(ii) File. - The Confidential Documents will be kept on a different place. They will be filed on premises, cupboards, shelves and ledges exclusives to those documents with especial protections that guarantee the only access by the authorised personal.

(iii) Reproduction. - The reproduction or access to a Confidential Document should be authorized by the person who is responsible for the document. The person who has access or has a copy is going to be included on the list of people with access to confidential information (section 5.2). When it is a third party, the Confidentiality Commitment has to be signed (section 5.2).

The addressees of the reproductions or copies of Confidential Documents should know that it is forbidden to obtain second copies.

(iv) Distribution. - The general distribution and sending of the Confidential Documents, as well as its copies, will be done if it is possible by hand and only to the people that are included in the list of access to confidential information.

(v) Elimination of a Confidential Document. The elimination of Confidential Documents and its copies, has to be executed with especial machinery that guarantees the total elimination of the Confidential Document's.

The persons which jobs are the coordination of works relatives with the confidential information are considered the responsibles for the Confidential Documentation.

6. Actuation Regulations relatives with the communication of Significant Events.

6.1 Communication of Significant Events. The Significant Events will be known by the CNMV as soon as the fact is known, the decision is adopted or the agreement is signed with the third party. The communication needs to be consulted previously with the Chairman of the Board of Directors or with the Chief Executive Officer or depending the case, instead of the Chief Executive Officer, the Board Member Secretary of TELE PIZZA, S.A.

6.2 Time and form of the communications of Significant Events. - Generally, the Significant Events will be object of communication as it is stated in the article nº 82 of the Law of Security Market.

The Significant Events ought to be communicated to the CNMV before the communication to the market and media. This communication if it is possible should be submitted at closing of the market in order to secure the correct spreading and general knowing and avoid twisting in the negotiation.

6.3 The extent and content of the communication. The people responsible for the communication of the Significant Events according to this Regulation, and the Responsible for the Communication Department, will try that the line of communication will not differ from the information submitted to the CNMV.

With the communication of a Significant Event as well as with the later diffusion on the media, it is going to be present the obligation of diligence, so the information communicated should be real, clear, quantified and complete and should not be confused or deceitful. The communication should contribute to the correct formation of the security's price. In particular, the followings regulations will be applied:

(i) The persons responsible for the communication of the Significant Events should clarify or deny any information that could be false, inexact or incomplete that is diffused through the communication of the Significant Event to the CNMV.

(ii) The Responsible for the Communication department will try to plan in advance the meetings with analysts, shareholders or investors, as well as the conferences calls and interviews with the media. The Responsible should not disclose the Reserved Information if it has been not previously communicated to the CNMV.

(iii) The information that includes future expectations regarding with Significant Events and that is going to be communicated to financial analysts, investors or media, should be included in the communication of the Significant Event.

7. Organization Criteria on Own Stocks.

7.1 The Shareholders General Meeting under the authorisation by the Board of Directors of each company that forms the Group, determines the specifics plans of purchase or sell of own shares or parent company shares. Those plans will be communicated to the CNMV according to the form established in the regulation.

7.2 The security's transactions executed by the Society can have the finality to contribute to the securities liquidity in the market or to reduce the quotation fluctuations. This is independent of the specifics plans explained in the section 7.1, but the transactions have to be always under the authorization of the General Shareholders Meeting.

7.3 The Director of Control and Planning of TELE PIZZA, S.A. should consult to the Chairman or Chief Execute Officer, and then, execute the

specifics plans (section 7.2) and supervise the general's transactions (section 7.2).

7.4 The Director of Control and Planning and the reasons designed by him will be responsible for submitting the official notifications of the security's transactions as the law determines.

7.5 When the specific plans are executed (section 7.1) the quantity and the others conditions of the transaction on securities will be as planned. Any modification should be authorized by the Chairman or the Chief Executive Officer and will be immediately communicated to the CNMV.

7.6 The ordinary transactions not included on section 7.5, should follow these criteria:

7.6.1Trading Volume.

In general, the Company will avoid having a dominant position in the trading of its own shares taking to account the following dispositions:

(i) The maximum trading volume of purchase can't be higher of 25% of the media day of negotiation in the last ten sessions. Exceptionally, the volume can be bigger in an isolate session where the market has a high volatility, but the company should always communicate it confidentially to the CNMV the new limit.

(ii) On transfer's operations the limit mentioned is not applied if the transfer is done for cover the purchase already formulated.

7.6.2. Price

The purchase's proposals can be formulated at any price if that price is not higher than the highest of these prices:

(i) The price that could be negotiated by third independent party, and

(ii) The price associated to the best proposal of independent purchase already formulated.

7.6.3 Development of the operations.

All the own stocks operations will be executed with an intermediary of the same market designed by the Director of Control and Planning, previous consult to the Chairman or Chief Executive Officer of TELE PIZZA, S.A.. This selection and the substitution have to be communicated to the CNMV. Tele Pizza should send to the CNMV and the Guiding Societies a copy of the agreement signed.

In general, the company will try to space the security's transactions during the session, and with that finality, except in the case that the

Director of Planning and Control would consider that there are exceptional circumstances, having previously consulted the Chairman or Chief Execute Officer:

(i) In the adjustment period purchase or selling proposals which could affect the prices cannot be introduced. If the adjustment period has finished and the security hasn't opened negotiation it is possible to introduce a proposal that permits to open the negotiation. This proposal has the object of fixing a first price as long as the difference between the prices related to the best purchase and sale proposal in that moment is lower than 10%. Said proposal should be formulated between the prices associated to the best existing proposal of purchase and sale the one closing to the last day close price. The volume trading limitations explained on previous sections have to be respected;

(ii) During the last five minutes before the session closes, it is not permitted to introduce purchases or sales proposals. Before the beginning of this period it is possible to modify the volume of the last proposal formulated with the previous limitations established. Exceptionally and with the object of avoiding big fluctuations at close which have not relation with the trend of the day, it is possible to introduce proposals on own shares as long as a confidential communication is submitted to the CNMV including a detail of the situation and the reasons of this operation.

(iii) It is forbidden to negotiate operations of own stocks with the companies of group, their Board Members, their main shareholders or their intermediary persons related to them.

(iv) It is forbidden to maintain at the same time orders of purchase and sale.

7.6.4. Special Operations.

The company will try that the security's transactions are executed in the principal market and at the usual time of negotiation.

During the IPO or takeover process on the stock, mergers or others corporative similar operations, there will not be operations executed, except if the opposite is stated in the prospectus of the operation.

During the period of one week before the registering in the CNMV of the periodical financial information or when can be foreseeable that in that period it is going to make public a Significant Event. It will be aimed to limit the transactions executed on the Stock.

7.6.5 Extent and Modification of the previous rules.

The previous rules will not be applied to the following operations of own stocks, which should be authorized by the Chairman or the Chief Executive Officer of TELE PIZZA, S.A.:

(i) The operations executed on the SIBE through the special system of negotiation of blocks of shares.

(ii) The operations that are specials stock market operations.

(iii) The operations that correspond to the hedging of derivatives on stock exchange indexes contracted with the Institutions of Collective Investment.

(iv) The operations as a result of a handling with futures and options on stock market indexes.

In case of urgent need for the protection of the interest of the companies of Tele Pizza Group, the Chairman or the Chief Executive Officer of TELE PIZZA, S.A. can agree temporarily a modification or suspension of the application of the previous rules. This has to be communicated as soon as possible to the CNMV and to the Board of Directors.

7.7 All the references included in this section about the Director of Control and Planning should be on reference to the post that in future could substitute the previous or to the person that will have the responsibilities and work of that post.

8.1. Validity and Compliance.

8.1 This Internal Code of Behaviour will come into effect the 1st of June, 2003. The Board Member Secretary will communicate to the relevant people and to the companies of Tele Pizza Group for the approval of the Officers and diffusion to the affected people in said companies.

With the entrance into effect of this Regulation, the Regulation of "Internal Code of Behaviour about Stock Market of TELE PIZZA, S.A." dated on May 29th 2000 will be rule out.

8.2 The previsions contained in this present Regulation are established with an internal scope and will not produce obligation and effect, but only in TELE PIZZA, S.A. and the people of the scope of application explained on section 3.

On particular and without prejudice of any other responsibility that can be required by TELE PIZZA, S.A., the breach of the present Regulation will have the consideration of work fault which importance will be determined in the procedure which will follow according to the current regulation.

8.3 The context of this present Regulation and its compliance or non-compliance affect or modify the eventual administrative responsibility that, according to the law and other generals principles applied to the administrative procedure of sanction, could possibly be applied to TELE PIZZA, S.A. and/or to the people under its scope of application in the cases of not compliance with the rules of the Stock Market, as they are explained in the article nº 95 of Law of the Stock Market.

ANEXO Nº 1

To the Board Member Secretary
TELE PIZZA, S.A.
Madrid

CONFIDENTIAL COMMITMENT

With this document the undersigned state that we have knowledge of the information regarding____
____
____(“Privileged Information”).

In accordance with the articles nº 81 and nº 83.bis of the Law 24/1988 on July 28th of Stock Market we state the followings:

1. We know that the data and information regarding the Privileged Information can affect to the quotation of the TELE PIZZA, S.A. securities traded on the Stock Market. Those data and information can be considered privileged information in accordance with the article nº 81 of the Law of the Stock Market.

2. We acquire a commitment to safeguard and maintain the Privileged Information as strictly confidential, keeping the secret from any third party who does not know this information and data which are considered privileged information in accordance with the article nº 81 of the Law of the Stock Exchange. The company must communicate and collaborate with the justice and administrative authorities as the law establishes.

3. We acquire a commitment to adopt the rights methods to safeguard Privileged Information and the relating. On particular we will try to adopt, when it is possible, all the necessary available measures to restrict at the place where the activity is developed, the physical and/or technology information access to the documents or information regarding to the Privileged Information that we receive or elaborate and to those documents where the data or information is confidential, keeping this information from people who don’t know the said information who are not consider insider to them.

4. In accordance with the obligations established in the article nº 81.2 of the Law of the Stock Market, we will refrain from executing on behalf of ourselves or others, directly or indirectly any of these acts: (i) prepare or execute any kind of operation in the market on the Tele Pizza, S.A. securities or on any other security, financial instrument or contract of any kind, negotiated or not in the secondary market, that have as underlying asset the Tele Pizza S.A. securities; (ii) communicate any information relative to he Reserved Information to third parties, except if it is part of our work, or job; and (iii) recommend to third parties purchase or sell of TELE PIZZA, S.A. security, make another person to buy or sell Tele Pizza S.A. securities, bases on the Privileged Information.

We know and accept that the signature of the present Confidential Commitment can be communicated to the CNMV.

As a signal of acceptance with all the commitments undertaken, we sign this document on the dates stated below.

Name and Surname:______________________________

DNI:________Date:__/_____/______Signature:____________________

Name and Surname:______________________________

DNI:________Date:__/_____/______Signature:____________________

Name and Surname:______________________________

DNI:________Date:__/_____/______Signature:____________________

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 24/07/2003 **Outstanding fact number 43555**

The company informs of the appointment of Mr. Ignacio Cuesta-Gil as a member of the Board of Directors.

TELE PIZZA, S.A.
Secretary's Office of the Board of Directors

Spanish Stock Exchange Commission
Paseo de la Castellana, 19
28046 MADRID

COMMUNICATION OF RELEVANT EVENT

Madrid July 23, 2003

In compliance with the provisions of Sec. 82 of the 24/1988 Act dated 28 July for the Stock Exchange, we hereby inform, for the purposes of its registration in the public records of the Spanish Stock Exchange Commission (*Comisión Nacional del Mercado de Valores*), the following relevant fact:

The Board of Directors of TELE PIZZA, S.A., in a meeting held on July 22nd, has agreed, to accept the resignation to the position of Board Member and Member of the Executive Committee, due to personal reasons, of Mr.Alberto Horcajo Aguirre.

Next, The Board of Directors agreed, to appoint by co-option (under article no. 138 of the Limited Companies Act), Mr. Ignacio Cuesta Martín-Gil as a member of the Board of Directors of Telepizza, S.A., replacing Mr. Alberto Horcajo Aguirre. The aforementioned Board of Directors has agreed to propose the ratification of the above appointment as Director to the next General Meeting of Shareholders.
Mr. Ignacio Cuesta-Gil, present at said meeting, has accepted his appointment as Board Member.

The Board of Directors has accepted the resignations of Mr. Alberto Horcajo Aguirre and thanked him for his dedication.

Yours Sincerely,

By; D. Javier Gaspar Pardo de Andrade
Board Member-Secretary of TELE PIZZA, S.A.